Exhibit (a)(1)(E)

DRAFT E-MAIL TO ALL ELIGIBLE OPTION HOLDERS

To:	[E-MAIL ADDRESS]

From:	Daniel E. Smith

Date:	August 3, 2007

Subject:	Urgent Information from Daniel E. Smith Regarding Your Stock Options

Dear Sycamore Option Holder:

I am pleased to announce that today we have mailed to you materials allowing you to exchange your eligible employee stock options in a manner that we expect will avoid adverse federal tax consequences that may apply to those options. This offer is subject to the terms and conditions of the Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007 (the “Offer to Exchange”) and the related Election and Withdrawal Forms. We have attached a copy of the Offer to Exchange for your review. We wanted to afford you the opportunity to review this document at your earliest convenience.

It is important to understand that the materials that we have mailed to you contain additional forms, which are not included in this email, that require your attention. These include an Election Form, which highlights your eligible options, and a Withdrawal Form should you change your mind after accepting this offer. You must follow the instructions in the Offer to Exchange and related forms mailed to you in order to elect to participate in the offer before the Expiration Time. Unless extended, the offer to exchange your options will expire at 5:00 p.m., Boston, Massachusetts time, on August 31, 2007.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you read the Offer to Exchange and related documents and that you discuss the offer with your personal financial, tax and/or legal advisors. If you choose not to participate, you will retain your current options under their current terms and conditions.

Participating or not participating in the offer will have significant tax consequences to you, as described in the Offer to Exchange.

Please carefully read all of the offer documents, including the Offer to Exchange, the Election Form and the Withdrawal Form. The Offer to Exchange is also available in our SEC filing which can be accessed on the SEC’s website at www.sec.gov. This email is an introduction to the offer, but does not detail all the terms and conditions that apply. The SEC rules require that the offer remain open for a specified number of days. As a result of those rules, at the time the offer terminates, we will have already entered the stock trading blackout period for the quarter ended July 31, 2007. Unfortunately, the earliest date that certain designated individuals would be able to exercise their new options is the opening of the window on the third full trading day after our earnings release for such quarter, but there could be further delays under our trading policy. Those individuals should consider this fact in deciding whether to participate in the offer. Thank you for your patience.

If you do not receive your package of materials shortly or you have any questions, please contact Beth Panfil in the Sycamore Stock Plan Administration Department at (978) 250-2947 or Alan Cormier in the Sycamore Legal Department at (978) 250-2921.

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